Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2006-MTNDD044,

Subject to Completion, Dated November 21, 2006)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 21, 2006

Principal-Protected Notes

Based Upon a Basket of Currencies

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying a periodic interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Australian dollar, the Canadian dollar, the Mexican peso and the Brazilian real (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar while guaranteeing a minimum return of approximately 4% (or approximately 2% per annum) (to be determined on the Pricing Date) over the term of the investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, which will depend on the Basket Return Percentage and the Participation Rate but will be at least approximately 4% (or approximately 2% per annum) (to be determined on the Pricing Date) of your initial investment. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket

Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 190% to 210% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than approximately $40 (to be determined on the Pricing Date) per $1,000 principal amount of Notes. Because the Notes provide a minimum return of approximately 4% (or approximately 2% per annum), the payment you receive at maturity will not be less than approximately 104% of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting substantial appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	, 2006
Issue Date:	, 2006
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than the Minimum Basket Return Amount
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the Basket Currencies, expressed as a percentage
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies
Basket Currencies:	The Australian dollar, the Canadian dollar, the Mexican peso and the Brazilian real
Starting Exchange Rate:	Each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rates on the Valuation Date
USD/AUD Exchange Rate:	The U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market , expressed as the amount of Australian dollars per one U.S. dollar, calculated as 1 divided by the AUD/USD Exchange Rate that is reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/CAD Exchange Rate:	The U.S. dollar/Canadian dollar exchange rate in the global spot foreign exchange market , expressed as the amount of Canadian dollars per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/MXN Exchange Rate:	The U.S. dollar/Mexican peso exchange rate in the global spot foreign exchange market , expressed as the amount of Mexican pesos per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/BRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market , expressed as the amount of Brazilian reals per one U.S. dollar, as reported by Reuters on Page “BRFR”, or any substitute page, at 5:00 p.m. (New York City time) on any relevant date.
Participation Rate:	Approximately 190% to 210% (to be determined on the Pricing Date)
Minimum Basket Return Amount:	$ , or approximately 4% (or approximately 2% per annum) (to be determined on the Pricing Date) of the principal amount of each Note
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Minimum Return Guaranteed

On the Maturity Date, we will pay you the principal amount of the Notes you then hold plus at least an approximately 4% (or approximately 2% per annum) (to be determined on the Pricing Date) return on your initial investment regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are linked to the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Return on Your Notes May Be As Low As Approximately 4% (or Approximately 2% Per Annum)

Unless the Basket Return Percentage is greater than approximately 1.9% to 2.1% (to be determined on the Pricing Date), the Maturity Payment will be limited to approximately 104% (to be determined on the Pricing Date) of the amount of your initial investment in the Notes. This will be true even if the value of one or more of the Basket Currencies has increased by more than approximately 1.9% to 2.1% at one or more times during the term of the Notes but the values of the other Basket Currencies have decreased or have not increased sufficiently.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, unless the Basket Return Percentage is greater than or equal to approximately 1.9% to 2.1% (to be determined on the Pricing Date), the maturity payment will be equal to only 104% of your initial investment in the Notes and the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Australian dollar, the Canadian dollar, the Mexican peso and the Brazilian real. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Australian dollar, in the case of the USD/AUD Exchange Rate; the U.S. dollar and the Canadian dollar, in the case of the USD/CAD Exchange Rate; the U.S. dollar and the Mexican peso, in the case of the USD/MXN Exchange Rate; and the U.S. dollar and the Brazilian real in the case of the USD/BRL Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/AUD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50.

Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Australian dollar is the official currency of Australia.

The Canadian dollar is the official currency of Canada.

The Mexican peso is the official currency of Mexico.

The Brazilian real is the official currency of Brazil.

We have obtained all information in this offering summary relating to the Australian dollar, the Canadian dollar, the Mexican peso and the Brazilian real and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

USD/AUD Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	2.0619	2.0942	2.0743	2.0400
	Low	1.7467	1.8804	1.8546	1.9062
2002	High	1.9794	1.9019	1.9001	1.8508
	Low	1.8681	1.7307	1.7562	1.7603
2003	High	1.7822	1.6866	1.5768	1.4789
	Low	1.6181	1.4828	1.4558	1.3266
2004	High	1.3784	1.4754	1.4588	1.3916
	Low	1.2492	1.2995	1.3611	1.2583
2005	High	1.3321	1.3376	1.3574	1.3822
	Low	1.2516	1.2753	1.2880	1.3079
2006 (through November 20)	High	1.4253	1.4053	1.3512	1.3484
	Low	1.3177	1.2832	1.2953	1.2875

The USD/AUD Exchange Rate, as calculated from the AUD/USD exchange rate appearing on Reuters page “FXBENCH2,” at 3:00 p.m. (New York City time) on November 20, 2006 was 1.2990.

USD/CAD Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.5792	1.5826	1.5811	1.6052
	Low	1.4901	1.5103	1.5069	1.5558
2002	High	1.6193	1.6023	1.6051	1.5994
	Low	1.5741	1.5035	1.5111	1.5454
2003	High	1.5776	1.4814	1.4188	1.3541
	Low	1.4590	1.3310	1.3335	1.2840
2004	High	1.3574	1.4002	1.3384	1.2755
	Low	1.2682	1.3038	1.2592	1.1718
2005	High	1.2583	1.2734	1.2479	1.1977
	Low	1.1948	1.2068	1.1588	1.1428
2006 (through November 20)	High	1.1797	1.1772	1.1459	1.1477
	Low	1.1300	1.0932	1.1032	1.1147

The USD/CAD Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on November 20, 2006 was 1.1477.

USD/MXN Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	9.9985	9.4700	9.6000	9.6100
	Low	9.4615	8.9185	8.9850	9.0540
2002	High	9.3035	10.0825	10.3825	10.4955
	Low	8.9550	8.9580	9.5980	9.9193
2003	High	11.2644	10.8265	11.0965	11.4578
	Low	10.3000	10.0845	10.3263	10.9288
2004	High	11.2993	11.7075	11.6360	11.5813
	Low	10.7760	11.1215	11.3050	11.0716
2005	High	11.4360	11.2760	10.9160	10.9740
	Low	10.9615	10.7307	10.5400	10.3984
2006 (through November 20)	High	11.0697	11.5184	11.5125	11.0960
	Low	10.4236	10.8040	10.7332	10.6825

The USD/MXN Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on November 20, 2006 was 10.9782.

USD/BRL Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	2.1765	2.4830	2.8390	2.8070
	Low	1.9310	2.1330	2.3120	2.2770
2002	High	2.4805	2.8875	3.9505	4.0040
	Low	2.2780	2.2530	2.7860	3.4040
2003	High	3.6815	3.3540	3.0675	2.9710
	Low	3.2510	2.8290	2.8065	2.8205
2004	High	2.9725	3.2420	3.0919	2.8958
	Low	2.7695	2.8655	2.8465	2.6492
2005	High	2.7854	2.6800	2.5117	2.4000
	Low	2.5525	2.3323	2.2085	2.1540
2006 (through November 20)	High	2.3540	2.4035	2.2359	2.1795
	Low	2.0980	2.0510	2.1219	2.1268

The USD/BRL Exchange Rate appearing on Reuters page “BRFR” at 5:00 p.m. (New York City time) on November 20, 2006 was 2.1618.

Historical Graphs

The following graphs shows the daily values of each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL exchange rates in the period from April 1, 2001 through November 20, 2006 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: December 13, 2006

■	Issue Date: December 19, 2006

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USD/AUD Exchange Rate: 1.300

■	Starting Exchange Rate of the USD/CAD Exchange Rate: 1.100

■	Starting Exchange Rate of the USD/MXN Exchange Rate: 11.000

■	Starting Exchange Rate of the USD/BRL Exchange Rate: 2.100

■	Participation Rate: 200%

■	Minimum Basket Return Amount: $40 per Note

■	Allocation Percentage: 25% for each Basket Currency

■	Maturity Date: December 20, 2008

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Minimum Basket Return Amount, the Participation Rate and the Allocation Percentage.

Example 1:	Ending USD/AUD Exchange Rate = 1.390
Currency Return of the Australian dollar = –1.731% = (1.300 – 1.390)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.140
Currency Return of the Canadian dollar = –0.909% = (1.100 – 1.140)/1.100 x 25%

Ending USD/MXN Exchange Rate = 11.250
Currency Return of the Mexican peso = –0.568% = (11.000 – 11.250)/11.000 x 25%

Ending USD/BRL Exchange Rate = 1.930
Currency Return of the Brazilian real = 2.024% = (2.100 – 1.930)/2.100 x 25%

Basket Return Percentage = –1.184% = –1.731% + –0.909% + –0.568% + 2.024%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example 2:	Ending USD/AUD Exchange Rate = 1.310
Currency Return of the Australian dollar = –0.192% = (1.300 – 1.310)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.170
Currency Return of the Canadian dollar = –1.591% = (1.100 – 1.170)/1.100 x 25%

Ending USD/MXN Exchange Rate = 10.920
Currency Return of the Mexican peso = 0.182% = (11.000 – 10.920)/11.000 x 25%

Ending USD/BRL Exchange Rate = 2.05
Currency Return of the Brazilian real = 0.595% = (2.100 – 2.050)/2.100 x 25%

Basket Return Percentage = –1.006% = –0.192% + –1.591% + 0.182% + 0.595%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example 3:	Ending USD/AUD Exchange Rate = 1.280
Currency Return of the Australian dollar = 0.385% = (1.300 – 1.280)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.120
Currency Return of the Canadian dollar = –0.455% = (1.100 – 1.120)/1.100 x 25%

Ending USD/MXN Exchange Rate = 10.750
Currency Return of the Mexican peso = 0.568% = (11.000 – 10.750)/11.000 x 25%

Ending USD/BRL Exchange Rate = 2.180
Currency Return of the Brazilian real = –0.952% = (2.100 – 2.180)/2.100 x 25%

Basket Return Percentage = –0.454% = 0.385% + –0.455% + 0.568% + –0.952%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example 4:	Ending USD/AUD Exchange Rate = 1.250
Currency Return of the Australian dollar = 0.962% = (1.300 – 1.250)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.000
Currency Return of the Canadian dollar = 2.273% = (1.100 – 1.000)/1.100 x 25%

Ending USD/MXN Exchange Rate = 11.750
Currency Return of the Mexican peso = -1.705% = (11.000 – 11.750)/11.000 x 25%

Ending USD/BRL exchange rate = 2.150
Currency Return of the Brazilian real = -0.595% = (2.100 – 2.150)/2.100 x 25%

Basket Return Percentage = 0.934% = 0.962% + 2.273% + -1.705% + -0.595%

Basket Return Amount = US$18.69 = US$1,000 x 0.934% x 200%; however, Basket Return Amount cannot be less than the Minimum Basket Return Amount of $40.

Payment at maturity = US$1,040 = US$1,000 + US$40

Example 5:	Ending USD/AUD Exchange Rate = 1.250
Currency Return of the Australian dollar = 0.962% = (1.300 – 1.250)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.050
Currency Return of the Canadian dollar = 1.136% = (1.100 – 1.050)/1.100 x 25%

Ending USD/MXN Exchange Rate = 10.450
Currency Return of the Mexican peso = 1.250% = (11.000 – 10.450)/11.000 x 25%

Ending USD/BRL Exchange Rate = 2.180
Currency Return of the Brazilian real = –0.952% = (2.100 – 2.180)/2.100 x 25%

Basket Return Percentage = 2.396% = 0.962% + 1.136% + 1.250% + –0.952%

Basket Return Amount = US$47.91 = US$1,000 x 2.396% x 200%

Payment at maturity = US$1,047.91 = US$1,000 + US$47.91

Example 6:	Ending USD/AUD Exchange Rate = 1.350
Currency Return of the Australian dollar = –0.962% = (1.300 – 1.350)/1.300 x 25%

Ending USD/CAD Exchange Rate = 1.000
Currency Return of the Canadian dollar = 2.273% = (1.100 – 1.000)/1.100 x 25%

Ending USD/MXN Exchange Rate = 10.100
Currency Return of the Mexican peso = 2.045% = (11.000 – 10.100)/11.000 x 25%

Ending USD/BRL Exchange Rate = 2.080
Currency Return of the Brazilian real = 0.238% = (2.100 – 2.080)/2.100 x 25%

Basket Return Percentage = 3.595% = –0.962% + 2.273% + 2.045% + 0.238%

Basket Return Amount = US$71.89 = US$1,000 x 3.595% x 200%

Payment at maturity = US$1,071.89 = US$1,000 + US$71.89

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “FXBENCH” or “BRFR,” as applicable, or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.